EXHIBIT 1

FOR IMMEDIATE RELEASE	17 January 2012

WPP PLC (“WPP”)

Kantar Media to acquire CIC, leading social media research

and consulting agency in China

WPP announces that its wholly-owned operating company, Kantar Media, has agreed to acquire CIC, a leading social media research and consulting agency in China, subject to regulatory approval.

The acquisition will complement Kantar Media’s existing research and insight capabilities in China. Kantar Media is part of WPP’s consumer insight arm, Kantar, which also operates in China’s retail, health, shopper, brand, innovation and custom research sectors.

Founded in 2004 and with offices in Shanghai and Beijing, CIC’s proprietary tools and insights enable clients to fully leverage the power of social media and Internet Word of Mouth (IWOM) intelligence. CIC employs around 120 people servicing a blue-chip client list including L’Oreal, Pepsi, Dell, Nike and Burberry.

The acquisition will facilitate new client offers through synergies between CIC’s data set and Kantar Media’s own data resources.

CIC’s unaudited revenues for the year ended 31 December 2011 were approximately RMB 29.9 million, with gross assets at the same date of approximately RMB 22.4 million.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors. Greater China—a region WPP has been committed to for over 20 years—remains one of the fastest growth markets for the company, currently WPP’s fourth largest market with revenues of US $1.1 billion in 2011. The Group currently employs 13,000 people (including associates) across Greater China, underlining its strong leadership position in the region—as in Asia overall—across all communications services. In 2011, Asia-based agency research consultancy R3 estimated that WPP’s revenues in mainland China were US$813 million, with the next biggest competitors Publicis and Omnicom at US$236 million and US$219 million respectively.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204